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Exhibit 1.1

July 21, 2008

Mr. William C. Marsh	Mr. Roy M. Constable
Treasurer and Chief Financial Officer	Chairman and President
Emclaire Financial Corp.	Elk County Savings & Loan Association
612 Main Street	210 Main Street
Emlenton, PA 16373	Ridgway, PA 15853

Dear Messrs. Marsh and Constable:

        This proposal is being submitted in connection with the intention of Emclaire Financial Corp. ("Emclaire") to offer shares of its common stock in connection with the conversion merger of Elk County Savings and Loan Association ("Elk County") (the "Offering"). Elk County will convert from the mutual to the stock form of organization and simultaneously merge with Emclaire's subsidiary, The Farmers National Bank of Emlenton pursuant to the Agreement and the Plan of Conversion Merger (the "Plan"). In order to effect the Plan, it is contemplated that all of Elk County common stock to be outstanding pursuant to the Plan will be issued to Emclaire, and that Emclaire will offer and sell shares of its common stock first to eligible depositors of Elk County in a Subscription Offering, with any remaining shares offered to members of the public in a Community Offering with preference given to residents of Elk County's local community then Emclaire's existing shareholders (collectively, the "Offering") as defined in Emclaire's Prospectus and Elk County's Plan of Conversion.

        Keefe, Bruyette and Woods, Inc. ("KBW") will act as Emclaire's and Elk County's exclusive financial advisor and marketing agent in connection with the Offering. In addition, KBW will act as Conversion Agent to Elk County in connection with the Offering. This letter sets forth selected terms and conditions of our engagement.

1.     Advisory/Offering Services

        As Emclaire's and Elk County's (the "Companies") financial advisor, marketing agent, and conversion agent, KBW will provide a comprehensive program of services designed to promote an orderly, efficient, cost-effective and stock distribution. KBW will provide financial and logistical advice concerning the Offering and related issues. KBW will provide Offering enhancement services intended to maximize stock sales in the Subscription Offering and, if necessary, to residents of Elk County's market area and other subscribers in the Community Offering. KBW will assist Elk County with its proxy solicitation process in conjunction with securing member approval of Elk County's conversion from mutual to stock form. KBW shall provide financial advisory services to the Companies which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of Emclaire with a focus on identifying factors which impact the valuation of the common stock. (The nature of the services to be provided by KBW as the financial advisor and marketing agent is further described in Exhibit A attached hereto.)

        In addition, KBW will act as Conversion Agent in connection with the conversion and stock issuance. (The nature of the services to be provided as the conversion agent is further described in Exhibit B attached hereto.)

        The Companies will provide KBW with such information as KBW may reasonably require to carry out its duties as Conversion Agent. The Companies recognize and confirm that KBW (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information.

2.     Preparation of Offering Documents

        The Companies and their counsel will draft the registration statement, conversion application, prospectus and other documents to be used in connection with the Offering. KBW will attend meetings to review these documents and will advise you on their form and content. KBW and its counsel will draft an appropriate agency agreement and related documents as well as marketing materials other than the prospectus.

3.     Due Diligence Review

        Prior to filing the registration statement, offering application or any Offering or other documents naming KBW as the Companies financial advisor and marketing agent, KBW and its representatives will undertake substantial investigations to learn about the business and operations of the Companies ("Due Diligence Review") in order to confirm information provided to us and to evaluate information to be contained in the Companies's offering documents. The Companies agree that they will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of the Companies. KBW will treat all material non-public information as confidential. The Companies acknowledge that KBW will rely upon the accuracy and completeness of all information received from the Companies, its officers, directors, employees, agents and representatives, accountants and counsel, including this letter to serve as the Companies financial advisor and marketing agent.

4.     Regulatory Filings

        The Companies will cause appropriate Offering documents and applications to be filed with all regulatory agencies including the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA", formerly the NASD), the appropriate federal and/or state bank regulatory agencies, and such state securities commissioners as may be determined by the Companies.

5.     Fees

        For the services hereunder, Emclaire shall pay the following fees to KBW at closing unless stated otherwise:

  (a)
  Management Fee:    A Management Fee of $25,000 payable in four consecutive monthly installments of $6,250 commencing with the execution of this engagement letter. Such fees shall be deemed to have been earned when due. Should the Offering be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

  (b)
  Success Fee:    A Success Fee of $100,000. The Management Fee described in 5(a) will be applied against the Success Fee.

  (c)
  Syndicated Community Offering:    If any shares of Emclaire's stock remain available after the Subscription Offering and Community Offering, at the request of Emclaire, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of Emclaire and the Plan. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. (The decision to utilize selected broker-dealers will be made by Emclaire upon consultation with KBW.)

6.     Expenses

        Emclair will bear those expenses of the proposed Offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, "Blue Sky," and FINRA filing and registration fees, listing fees, the fees of Emclaire's accountants, attorneys, appraiser, transfer agent and registrar, printing, and mailing expenses associated with the Offering; the fees set forth in Section 5; and fees for "Blue Sky" legal work. If KBW incurs expenses on behalf of Emclaire, Emclaire will reimburse KBW for such expenses.

        KBW will be reimbursed by Emclaire for its out-of-pocket expenses related to the Offering, including costs of travel, meals and lodging, photocopying, telephone, facsimile, couriers not to exceed $7,500. Emclaire will also reimburse KBW for the fees and expenses of KBW's legal counsel which in the absence of delays which cause the financial statements in the registration statement to be updated (other than to add a "Recent Developments" section) or a resolicitation offering will not exceed $30,000 for fees and $5,000 for expenses. However, if the Offering is terminated prior to the consummation thereof, Emclaire shall reimburse KBW for KBW's out-of-pocket expenses actually incurred and its counsel's fees and expenses incurred prior to termination.

7.     Limitations

        KBW, as Marketing and Conversion Agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

8.     Benefit

        This letter agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by KBW.

9.     Confidentiality

        Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Companies or as required by law, regulation or legal process, KBW agrees that it will treat as confidential all material, non-public information relating to the Companies obtained in connection with its engagement hereunder (the "Confidential Information); provided, however, that KBW may disclose such Confidential Information to its agents and advisors who are assisting or advising KBW in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term "Confidential Information" shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by KBW, (b) was available to KBW on a non-confidential basis prior to its disclosure to KBW by the Companies, or (c) becomes available to KBW on a non-confidential basis from a person other than the Companies who is not otherwise known to KBW to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

        The Companies hereby acknowledge and agree that the presentation materials and financial models used by KBW in performing its services hereunder have been developed by and are proprietary to KBW. The Companies agree that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from KBW in writing.

10.   Indemnification

        As KBW will be acting on behalf of the Companies in connection with the Offering, the Companies agree to indemnify and hold KBW and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the scope of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (each of the prior being an "Indemnified Party") harmless from and against any and all losses, claims, damages and otherwise, related to or arising out of the Offering or the engagement of KBW pursuant to, or the performance by KBW of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Companies will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Companies by KBW expressly for use therein, or (b) is primarily attributable to the gross negligence, willful misconduct or bad faith of KBW. If the foregoing indemnification is unavailable for any reason, the Companies agree to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offering bears to that of KBW.

11.   Definitive Agreement

        This letter agreement reflects KBW's present intention of proceeding to work with the Companies on its proposed Offering. No binding obligation is created on the part of the Companies, or KBW except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees by Emclaire as set forth in Section 5(a), (iii) the assumption of expenses by Emclaire as set forth in Section 6, and (iv) those terms set forth in a mutually agreed upon Agency Agreement between KBW and the Companies to be executed prior to commencement of the Offering, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

        KBW's execution of such Agency Agreement shall also be subject to (a) KBW's satisfaction with Due Diligence Review, (b) preparation of offering materials that are satisfactory to KBW, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of KBW, and (d) market conditions at the time of the proposed Offering.

        This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

        If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Douglas L. Reidel Douglas L. Reidel Managing Director
EMCLAIRE FINANCIAL CORP.
By:	/s/ William C. Marsh	Date: July 25, 2008
William C. Marsh Treasurer and Chief Financial Officer
ELK COUNTY SAVINGS & LOAN ASSOCIATION
By:	/s/ Roy M. Constable	Date: July 25, 2008
Roy M. Constable Chairman and President

EXHIBIT A
STOCK OFFERING SERVICES PROPOSAL

        KBW provides thrift institutions converting from the mutual to stock form of ownership or conducting mutual holding company minority stock offerings with a comprehensive program of stock issuance services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the stock issuance services, if appropriate, we propose to perform on behalf of the Companies.

General Services

        Assist management and legal counsel in structuring the transaction.

        Review and comment on the financial and securities market implications of the Plan of Conversion / Prospectus and any related corporate documents.

        Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

        Assist in drafting and distribution of press releases as required or appropriate.

        Review and comment on the prospectus and any business plan prepared in connection with the Offering.

Stock Information Center Services:

        Establish and manage a Stock Information Center predominantly in KBW's office in Dublin, Ohio with on-site support at the Bank as deemed necessary near the end of the subscription period. KBW will have registered representatives available through a toll free number five days per week. Stock Information Center personnel will track prospective investors; record stock orders; determine subscription eligibility; mail order confirmations; provide daily reports to the Bank's management; answer customer inquiries; and handle special situations as they arise.

        Assign KBW's personnel to support the Bank through completion of the Subscription and Community Offerings, discuss issues with prospective shareholders over the phone and at community information meetings (if applicable), solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Direct Community Offerings. This effort will be lead by a Principal of KBW.

        Create target investor list based upon review of the Bank's depositor base.

        Provide financial and marketing input for drafting of the prospectus.

        Assist in designing stock order forms.

        Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

        Arrange logistics of community information meeting(s) as required, and prepare audio-visual presentation by senior management for community information meeting(s) if desired.

        Prepare management for question-and-answer period at community information meeting(s).

        Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales / Syndicated Community Offering Services

        Arrange for broker information meeting(s) as required, prepare audio-visual presentation for broker information meeting(s).

        Prepare script for presentation by senior management at broker information meeting(s), and prepare management for question-and-answer period at broker information meeting(s).

        Attend and address broker information meeting(s) and be available to answer questions.

        Produce confidential broker memorandum to assist participating brokers in selling Emclaire's stock.

        Calculate share allocation should the Offering be oversubscribed.

EXHIBIT B
CONVERSION AGENT SERVICES PROPOSAL

Conversion Agent Services

        As Conversion Agent, KBW will provide the following services:

        Create the master file of account holders as of key record dates.

        Consolidate accounts having the same ownership and separate the consolidated file information into necessary groupings to satisfy mailing requirements.

        Provide conversion legal counsel with necessary supporting information for Blue Sky laws research and registration.

        Assist the Companies financial printer with labeling of proxy and stock offering materials for mailing.

        Provide support for any follow-up member mailings needed, i.e. ProxyGrams, etc.

        Prepare KBW's proprietary Interactive Stock Center Solution system for use in stock subscription management, and proxy vote solicitation and tabulation.

        Interface with Emclaire's transfer agent for generation and mailing of stock certificates.

        Perform interest and refund calculations and provide a file to enable the Companies to generate interest and refund checks

        Create 1099-INT forms for interest reporting, as well as magnetic media reporting to the IRS, for subscribers paid $10 or more in interest on subscriptions paid for by check

Member Proxy Assistance Services

        Assist in preparation of proxy materials.

        Conduct initial voting record date accounts calculation.

        Identify target group for proxy mailings, and assist with obtaining proxy votes.

        Manage proxy and ballot tabulation, and convey such results regularly to senior management.

        Adjustment of voting group for closed accounts prior to special meeting.

        Produce final report of vote.

        Act as or support inspector of elections, it being understood that KBW will not act as inspector of elections in the case of a contested solicitation.

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  Exhibit 1.1